Exhibit 77D

ROYCE CAPITAL FUND

Small-Cap Portfolio

        On April 4, 2013, The Board of Trustees of Royce Capital Fund voted to revise the non-fundamental investment policies of Royce Small-Cap Portfolio, effective May 1, 2013, to establish a requirement that no more than 5% of the Fund’s net assets be invested in companies headquartered in Developing Countries.